UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42758

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CTW

(Exact Name of Registrant as Specified in Its Charter)

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Sumitomo Shiba Koen Building, 17th Floor

2-7-17 Shiba, Minato-ku

Tokyo 105-0014, Japan

(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Explanatory Note

This Form 6-K is being filed by CTW (the “Company”) for the sole purpose of correcting a typographical error in the address of the venue for the annual general meeting set forth in the press release, notice of annual general meeting and form of proxy furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to the Company’s Form 6-K filed on November 9, 2026 (the “Original Report”). In the Original Report, the address was incorrectly stated as “Sumitomo Shiba Koen Building, 17th Floor, 2-8-17 Shiba, Minato-ku, Tokyo, 105-0014, Japan.” The correct venue address is “Sumitomo Shiba Koen Building, 17th Floor, 2-7-17 Shiba, Minato-ku, Tokyo, 105-0014, Japan.” To correct this typographical error, the Company has issued a press release, revised notice of annual general meeting and revised the form of proxy on November 12, 2026. These documents are furnished as Exhibits 99.1, 99.2 and 99.3, respectively, to this Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release
99.2	Notice of Annual General Meeting
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026	CTW
	By:	/s/ Patrick Liu
	Name:	Patrick Liu
	Title:	Chief Financial Officer

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